UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

LIGHTING SCIENCE GROUP CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Warrants to Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

532246301

(CUSIP Number of Class of Securities (the Underlying Common Stock))

Gregory T. Kaiser Chief Financial Officer Lighting Science Group Corporation 1227 South Patrick Drive, Building 2A Satellite Beach, Florida 32937 (321) 779-5520

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Greg R. Samuel, Esq. Haynes and Boone, LLP 2323 Victory Avenue, Suite 700 Dallas, TX 75219 (214) 651-5000 Fax: (214) 200-0577

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee**
$1,071,745.67	$122.82

*	This valuation assumes the exchange of 1,240,798 warrants to purchase shares of common stock, par value $0.001 per share, of Lighting Science Group Corporation (“the Company”), for shares of the Company’s common stock. Estimated for purposes of calculating the amount of the filing fee only, the aggregate value of such securities was calculated based on the Black-Scholes option pricing model as of July 10, 2012.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) promulgated under the Securities Exchange Act of 1934, as amended, and as modified by Fee Rate Advisory No. 3 for the 2012 fiscal year, equals $114.60 per million dollars of the value of the transaction. The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by Lighting Science Group Corporation, a Delaware corporation (the “Company”), pursuant to Rule 13e-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with its offer to exchange (the “Exchange Offer”) those certain outstanding warrants issued upon separation of the Company’s previously issued Units (the “Units”), which Units consisted of one share of the Company’s Series D Non-Convertible Preferred Stock (the “Series D Preferred Stock”) and a warrant (the “Series D Warrants”) to purchase one share of the Company’s common stock, par value $0.001 per share (the “Common Stock”). The eligible Series D Warrants (the “Eligible Warrants”) may be exchanged for shares of Common Stock upon the terms and subject to the conditions set forth in the Company’s Exchange Offer Statement, dated July 13, 2012 (the “Exchange Offer Statement”), which is filed as Exhibit (a)(1)(A) to this Tender Offer Statement on Schedule TO (which Exchange Offer Statement and related Exchange Offer materials, as amended or supplemented from time to time, collectively constitute the “Exchange Offer Materials”).

The Exchange Offer expires at 5:00 p.m., Eastern Time, on August 10, 2012, unless earlier terminated or extended by the Company.

The information set forth in the Exchange Offer Materials is expressly incorporated herein by reference in response to all applicable items required in this Schedule TO. This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Exchange Act.

Item 1.	Summary Term Sheet.

The information set forth under the caption entitled “Summary Term Sheet—Questions and Answers” in the Exchange Offer Statement is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

The name of the issuer is Lighting Science Group Corporation, a Delaware corporation. The address of its principal executive offices is 1227 South Patrick Drive, Building 2A, Satellite Beach, Florida 32937, and the telephone number is (321) 779-5520.

(b) Securities.

This Tender Offer Statement on Schedule TO relates to an exchange offer by the Company to holders of outstanding Eligible Warrants to voluntarily exchange all of their Eligible Warrants for shares of Common Stock upon the terms and subject to the conditions described in the Exchange Offer Statement. As of July 10, 2012, there were Eligible Warrants outstanding to purchase 1,240,798 shares of Common Stock, including: (i) Eligible Warrants to purchase 921,602 shares of Common Stock at an exercise price of $5.59 per share and with an accrual credit on the books of the Company for each holder equal to $4.88 per share of Common Stock underlying such warrant and (ii) Eligible Warrants to purchase 319,196 shares of Common Stock at an exercise price of $5.57 per share and with accrual credit on the books of the Company for each holder equal to $4.85 per share of Common Stock underlying such warrant.

The information set forth in the Exchange Offer Statement under the caption entitled “The Exchange Offer—Eligible Warrants” is incorporated herein by reference.

(c) Trading Market and Price.

The Eligible Warrants are not traded on any trading market. The information set forth in the Exchange Offer Statement under the caption entitled “The Exchange Offer—Market Price of Our Common Stock” is incorporated herein by reference. Our Common Stock is currently quoted on the Over-the-Counter Bulletin Board under the symbol “LSCG.OB.”

The last reported sales price for our Common Stock on July 10, 2012 was $1.09.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address

The Company is the filing person. The information set forth under Item 2(a) above and in the Exchange Offer Statement under the caption entitled “The Exchange Offer—Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Warrants and Our Common Stock” is incorporated herein by reference. The Company’s directors and executive officers as of July 10, 2012 are listed in the Exchange Offer Statement under the caption entitled “The Exchange Offer—Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Warrants and Our Common Stock”.

Item 4.	Terms of the Transaction.

(a) Material Terms.

The information set forth in the Exchange Offer Statement under the captions entitled “The Exchange Offer—Eligible Warrants,” “The Exchange Offer—Purpose of the Exchange Offer,” “The Exchange Offer—Procedures for Tendering Eligible Warrants,” “The Exchange Offer—Change In Election; Withdrawal of Participation,” “The Exchange Offer—Source and Amount of Consideration,” “The Exchange Offer—Extension of the Exchange Offer; Termination; Amendment” and “Certain Tax Consequences of the Exchange Offer” is incorporated herein by reference.

(b) Purchases.

The information set forth in the Exchange Offer Statement under the caption entitled “The Exchange Offer—Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Warrants and Our Common Stock” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in the Exchange Offer Statement under the caption entitled “The Exchange Offer—Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Warrants and Our Common Stock” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the Exchange Offer Statement under the caption entitled “The Exchange Offer—Purpose of the Exchange Offer” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the Exchange Offer Statement under the caption entitled “The Exchange Offer—Source and Amount of Consideration” is incorporated herein by reference. All Eligible Warrants tendered pursuant to the Exchange Offer will be cancelled.

(c) Plans.

Not applicable.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth in the Exchange Offer Statement under the caption entitled “The Exchange Offer—Source and Amount of Consideration” is incorporated herein by reference.

(b) Conditions.

The information set forth in the Exchange Offer Statement under the caption entitled “The Exchange Offer—Conditions of the Exchange Offer” is incorporated herein by reference.

(d) Borrowed Funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the Exchange Offer Statement under the caption entitled “The Exchange Offer—Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Warrants and Our Common Stock” is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in the Exchange Offer Statement under the caption entitled “The Exchange Offer—Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Warrants and Our Common Stock” is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

The Company has not retained any person for the purpose of soliciting holders of Eligible Warrants to tender their warrants pursuant to the Exchange Offer. The services that are to be provided by American Stock Transfer & Trust Company, LLC as exchange agent in connection with the Exchange Offer will not include the solicitation of tenders of Eligible Warrants. The information set forth in the Exchange Offer Statement under the caption “The Exchange Offer – Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Financial Information.

The information set forth in Item 8. Financial Statements and Supplementary Data, of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the Securities and Exchange Commission (“SEC”) on April 16, 2012 (as amended by the Forms 10-K/A filed with the SEC on April 30, 2012 and May 3, 2012), in Part I, Item 1. Financial Statements (Unaudited), of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, filed with the SEC on May 14, 2012, and the financial information set forth in the Exchange Offer Statement under the captions entitled “The Exchange Offer—Summary Financial Information” and “Available Information/Incorporation By Reference” is incorporated herein by reference.

(b) Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Exchange Offer Statement under the captions entitled “Risk Factors,” “The Exchange Offer—Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Warrants and Our Common Stock,” and “Legal Matters” is incorporated herein by reference.

(b) Other Material Information.

Not applicable.

Item 12.	Exhibits.

The Exhibit Index attached to this Tender Offer Statement on Schedule TO is incorporated herein by reference.

Item 13.	Information Required By Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIGHTING SCIENCE GROUP CORPORATION

/s/ Gregory T. Kaiser
Gregory T. Kaiser
Chief Financial Officer

Date: July 13, 2012

EXHIBIT INDEX

Number	Description of Exhibit

(a)(1)(A)	Exchange Offer Statement, dated July 13, 2012.

(a)(1)(B)	Warrant Certificate Letter of Transmittal.